                                                                  EXHIBIT 99.1

                                   LASERSCOPE

                                 43,612 SHARES
                                  COMMON STOCK

         This Prospectus relates to the public offering, which is not being underwritten, of 43,612 shares of Common Stock, $.01 par value per share, of Laserscope, a California corporation ("Laserscope," the "Company" or the "Registrant"). All 43,612 shares (the "Shares") may be offered by certain employees of the Company who received such Shares pursuant to the Company's 1989 Employee Stock Purchase Plan (the "Selling Shareholders"). The Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a Registration Statement on Form S-8.

         The Shares may be offered by the Selling Shareholders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Sale of the Shares."

         The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders.

         The Company's Common Stock is quoted on the Nasdaq National Market under the symbol LSCP. On June 25, 1996 the closing price for the Common Stock was $5.75 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

         The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Sale of the Shares" herein for a description of indemnification arrangements.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 28, 1996

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                              AVAILABLE INFORMATION

         Laserscope ("Laserscope," the "Company" or the "Registrant") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 75 Park Place, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-8 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 0-18053) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         2. The Company's definitive Proxy Statement dated April 26, 1996, filed in connection with the June 7, 1996 Annual Meeting of Shareholders of Laserscope.

         3. The description of the Company's Common Stock which is contained in the following documents: (1) Items 1 and 2 of the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act on November 15, 1991, as amended by the Form 8-A/A filed on June 12, 1996, and (2) Items 1 and 2 of the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on October 23, 1989, as amended by Amendment No. 1 thereto filed on November 27, 1989.

         4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         5. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form S-1 filed with the Commission on October 23, 1991.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

         The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Laserscope, 3052 Orchard Drive, San Jose, California 95134-2011, Attention Dennis LaLumandiere, Vice President of Finance and Chief Financial Officer, telephone: (408) 943-0636.

                                   THE COMPANY

         Laserscope is a California corporation with executive offices located at 3052 Orchard Drive, San Jose, California 95134-2011. The Company was incorporated in the State of California in 1984 and is traded on the Nasdaq National Market under the symbol LSCP.

                                  RISK FACTORS

         PROSPECTIVE PURCHASERS OF SHARES OF THE COMPANY'S COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS.

         Acquisition of Hereaus Surgical, Inc. The Company has entered into an acquisition agreement (the "Agreement") with Heraeus Med GmbH, a corporation organized under the laws of the Federal Republic of Germany ("HME"). The Agreement provides for a transaction (the "Acquisition") pursuant to which Laserscope will issue 4,609,345 shares of Laserscope Common Stock and pay $2 million in exchange for all of the outstanding capital stock (the "HSI Shares") of Heraeus Surgical, Inc. ("HSI"), a wholly-owned subsidiary of HME, and certain assets and liabilities of HME's laser distribution operations (the "LDB Assets and Liabilities"), consisting principally of inventory, trade payables and employee-related liabilities. The HSI Shares and the LDB Assets and Liabilities are collectively referred to herein as the "HME Assets." The anticipated benefits of the Acquisition will not be achieved unless the HME Assets are successfully integrated in a smooth and timely manner. The transition will require among other matters, integration of the respective companies' engineering, manufacturing and marketing and sales organizations, product offerings and research and development personnel and activities. The integration will require substantial attention from management, which does not have experience integrating businesses of this size. There can be no assurance that the integration can be accomplished smoothly or successfully. In addition, the diversion of management attention from the day-to-day operations of the businesses to the integration, and any difficulties encountered in the transition process could have a material adverse impact on the business, revenues and operating results of Laserscope.

         The transaction will be recorded as a purchase and as a result Laserscope will record certain non-recurring and recurring charges. In the period in which the transaction closes, the Company will record a non-recurring charge of approximately $1.1 million relating to the write-off of the in-process technology included in the Acquisition. In addition, the Company will record annually for a period of five to seven years, approximately $300,000 in charges resulting from the amortization of other intangibles determined by the purchase price allocation.

         Limited Working Capital; Potential Need to Raise Additional Capital. As of March 31, 1996, Laserscope's total assets and liabilities were $23.0 million and $5.6 million, respectively. As of such date, Laserscope's working capital was $12.8 million while cash and cash equivalents amounted to approximately $2.6 million. Laserscope's need for capital is affected by the current and anticipated demand for its products as well as procurement and production lead times in its manufacturing processes. In addition, pursuant to the Agreement, Laserscope has agreed to pay HME $2 million as partial consideration for the HME Assets. Laserscope also expects to pay approximately $1.5 million of additional costs relating to the Acquisition within the first six months after the closing of the Acquisition (the "Closing"). Changes in these factors could have a material impact on capital requirements. Although Laserscope currently intends to finance the Acquisition using existing cash resources, Laserscope is exploring alternatives for financing the Acquisition, including debt and equity. Such financing may not be available on satisfactory terms, or at all. In addition, future equity financings could result in dilution to Laserscope's shareholders, and future debt financings could result in certain financial and operational restrictions. Laserscope currently anticipates that while its remaining cash resources will be sufficient to fund its short term operating needs, including consummation of the Acquisition, additional financing either through the Company's bank line of credit or otherwise would be required for the Company's currently envisioned long term needs.

         History of Losses. At March 31, 1996, the Company had an accumulated deficit of $19.2 million. Although the Company generated net income of $137,000 for the three months ended March 31, 1996, the Company experienced annual net losses of $3.6 million, $931,000, $4.4 million and $5.2 million for the years ended December 31, 1995, 1994, 1992 and 1991, respectively. HSI has also experienced significant net losses, incurring net losses of $211,000 for the three months ended March 31, 1996, and $3.3 million, $439,000, $675,000, $5.1 million and $1.1 million for the years ended December 31, 1995, 1994, 1993,

1992 and 1991, respectively. There can be no assurance that, following consummation of the Acquisition, the combined companies can achieve profitability.

         Dilution of Ownership of Laserscope; Significant Influence on Laserscope by HME. Upon the closing of the Acquisition, HME will beneficially own approximately 39.5% of the outstanding Laserscope Common Stock, and approximately 42% if Laserscope issues certain additional shares of its Common Stock in connection with HME's rights to indemnification under the Agreement. This represents substantial dilution of the ownership interest in Laserscope to its current shareholders. In addition, contingent upon the Closing, the Laserscope Board of Directors has amended the Laserscope Bylaws to increase the number of directors on the Laserscope Board to eight. Under the Agreement, Laserscope has agreed to reduce its Board of Directors to seven members one year from the closing of the Acquisition. Commencing one year after the closing of the Acquisition, for so long after such anniversary as HME owns at least 3.3 million shares of Laserscope Common Stock, Laserscope has agreed to use its best efforts to have three nominees of HME elected to the Laserscope Board of Directors; for so long after such anniversary as HME owns at least 1.6 million shares of Laserscope Common Stock, Laserscope has agreed to use its best efforts to have at least two nominees of HME elected to the Laserscope Board of Directors; and for so long after such anniversary as HME owns at least 600,000 shares of Laserscope Common Stock, Laserscope has agreed to use its best efforts to have one nominee of HME elected to the Board. Furthermore, for so long as HME owns at least 600,000 shares of Laserscope Common Stock, Laserscope has agreed not to increase, or ask its shareholders to increase, the number of directors beyond seven without the prior consent of HME.

         As a result of the above agreements and as a result of HME's ownership interest in Laserscope, HME will be in a position to have a significant influence on the election of directors and other corporate matters which require the vote of Laserscope shareholders.

         Government Regulation; Uncertainty of Obtaining Regulatory Approval. Government regulation in the United States and other countries is a significant factor in the development, manufacturing and marketing of many of the Company's products and in the Company's ongoing research and development activities. The Company and its products are regulated by the United States Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act (the "FDC Act") and the Radiation Control for Health and Safety Act. The FDC Act provides two basic review procedures for medical devices. Certain products qualify for a
Section 510(k) ("510(k)") procedure under which the manufacturer gives the FDA premarket notification of the manufacturer's intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is "substantially equivalent" to a previously marketed product. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption ("IDE") granted by the FDA allowing human clinical studies.

         If the product does not qualify for the 510(k) procedure, the manufacturer must file a premarket approval application ("PMA") based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process. Approval of a PMA allowing commercial sale of a product requires preclinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. Generally, because of the amount of information required, the 510(k) procedure takes less time than the PMA procedure.

         To date, all of the Company's products (except for the 600 Series Dye Module) have been marketed through the 510(k) procedure. Future applications, however, may require clearance through the PMA procedure. There can be no assurance that such marketing clearances can be obtained on a timely basis. Delays in receiving such clearances could have a significant adverse impact on the Company. The FDA may also require post-market testing and surveillance programs to monitor certain products.

         Certain other countries require the Company to obtain clearances for its products prior to marketing the products in those countries. The requirements vary widely from country to country and are subject to change. The European community is in the process of developing a new approach to the regulation of medical products which may significantly change how medical devices are marketed in those countries within the next several years. In February 1996, the Company achieved ISO 9001 and CE (European Conformation) Mark registration in anticipation of this approach.

         The Company is also required to register with the FDA and state agencies, such as the Food and Drug Branch of the California Department of Health Services, as a medical device manufacturer. The Company is inspected on a routine basis by both the FDA and the State of California for compliance with the FDA's Current Good Manufacturing Practice regulations. Those regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing, testing, and quality control activities. If violations of applicable regulations are noted during these inspections, the continued marketing of any products manufactured by the Company may be adversely affected.

         In addition, the Company's laser products are covered by a performance standard for laser products set forth in FDA regulations. The laser performance standard imposes certain specific record-keeping, reporting, product testing, and product labeling requirements on the Company. These requirements also include affixing warning labels to the Company's laser systems, as well as the incorporation of certain safety features in the design of the Company's products.

         In 1983, regulations were adopted under the Medicare program for the reimbursement of health care costs based on Diagnostic Related Groups ("DRGs"). The DRG regulations limit the dollar amount that a hospital may be reimbursed depending on the nature of the diagnosis. This provides an incentive for the hospital to treat a patient in the most cost-effective manner since the reimbursement will be fixed, regardless of how much it costs the hospital to provide the treatment. Changes in DRG regulations, such as those relating to reimbursement of capital equipment costs, could have an adverse effect on the Company. These regulations also influence reimbursements by private insurance companies. Changes in insurance coverage could impact such reimbursements and thereby adversely affect future sales of the Company's products.

         Complying with applicable governmental regulations and obtaining necessary clearances or approvals can be time consuming and expensive, and there can be no assurance that regulatory review will not involve delays or other actions adversely affecting the marketing and sale of the Company's products. The Company also cannot predict the extent or impact of future legislation or regulations.

         During the past four years, there has been substantial debate in the political arena related to prospective changes in the U.S. healthcare system. Cost containment is a major element of these policy reviews and to the extent that new policies and practices curtail hospital capital equipment and supplies procurement patterns or dictate which surgical procedures will be covered by applicable insurance or government funded or subsidized programs, this could have a negative impact on the Company.

         The Company is also subject to regulation under federal and state laws regarding, among other things, occupational safety, the use and handling of hazardous materials and protection of the environment.

         Uncertainty of Technological Change; Uncertainty of New Product Development. Laserscope and HSI operate in industries that are subject to rapid technological change. Their ability to remain competitive will depend upon, among other things, their ability to anticipate and respond to such change. As a result, the Company has devoted and will continue to devote substantial resources to research and development. Laserscope's current research and development programs are directed toward the development of new products and enhancements to existing laser, instrumentation and disposable products. Much of the Company's laser product development efforts have built on the earlier basic research of Du Pont related to the potassium titanyl phosphate ("KTP") crystal. A major element of the Company's current product development effort is related to instrumentation and disposable products. The Company's expenditures for research and development were approximately $3.8 million, $3.6 million, and $4.0 million in 1995, 1994 and 1993, respectively.

         No assurance can be given that the Company will be successful in designing, manufacturing or selling its enhanced or new products in a timely manner. Nor can any assurance be given that a competitor could not introduce a new or enhanced product or technology that could have an adverse effect on the Company's competitive position.

         Dependence on Single-Source Suppliers. Certain of the components used in the Company's products, including KTP crystals, molded and cast components, power supplies, and certain optical components, are purchased from single sources. While the Company believes that most of these components are available from alternate sources, an interruption of these or other supplies could adversely affect the Company. KTP crystals are currently available at appropriate quality levels from only one supplier, a division of Litton Industries. This supplier has a second crystal growing and fabrication facility at a second location in the United States geographically isolated from its original production facility. While the Company believes that an alternative supplier of KTP crystals could be qualified, if the supply of crystals from the present supplier were interrupted there could be an adverse effect on the Company's business and results of operations.

         Competition. The medical laser market is highly competitive. The ability of the Company to compete effectively depends on such factors as market acceptance of its laser systems, product performance and price, customer support, and success and timing of new product development by the Company and its competitors. Some of the Company's current and prospective competitors have or may have significantly greater financial, technical, manufacturing and marketing resources than the Company.

         Laserscope competes in the nonophthalmic surgical segment of the worldwide medical laser market, in which lasers are used in hospital operating rooms, outpatient surgery centers and individual physician offices for a wide variety of procedures. A large number of companies have entered the surgical laser market over the past several years, certain of which have significantly greater financial and other resources than the Company. Certain surgical laser manufacturers have targeted their efforts on narrow segments of the market, such as angioplasty and lithotripsy. To the extent that their products compete for the same capital equipment funds, these manufacturers may be deemed to compete with the Company. More generally, surgical laser manufacturers such as Laserscope compete with standard surgical methods and other medical technologies. There can be no assurance that the Company can compete effectively against such competitors. In addition, there can be no assurance that these or other companies will not succeed in developing technologies and products that are more effective than the Company's or that would render the Company's technology or products obsolete or uncompetitive.

         Reliance on Patents and Licenses. The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology. The Company holds several patents issued in the United States, generally covering surgical laser systems, delivery devices, calibration inserts, the laser resonator and the connector used to attach disposable and reusable instrumentation to the Company's laser systems. There can be no assurance that the patents that have been issued to the Company or any patents which may be issued as a result of the Company's patent applications will provide any competitive advantages for the Company's products or that they will not be successfully challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, issue, use and sell its products.

         In 1986, the Company acquired a license under certain United States patents from Du Pont relating to KTP and related crystalline material used in the Company's laser systems for $270,000. The license was exclusive for in vivo diagnostic and therapeutic applications of KTP material. Although the license has a 15-year term expiring in 2001, the principal patent licensed under this agreement expired in April 1993. Accordingly, the use by competitors of a key component in the Company's surgical laser systems has not been prohibited since the expiration date. Under the terms of the Company's license, the Company is required to achieve certain minimum sales of systems using KTP material to maintain the license. In addition, Du Pont has sole discretion whether or not to enforce the license against infringers. While the Company believes that it has developed proprietary technology that will be difficult for competitors to replicate without substantial time and expense, and while additional patents have issued or have been applied for by the Company, there can be no assurance that others will not develop substantially equivalent proprietary technology or otherwise obtain access to the Company's know-how.

         Failure to Attract or Retain Key Personnel Can Adversely Affect Results. Laserscope is and will continue to be dependent upon the efforts and abilities of a number of current key personnel. In addition, upon consummation of the Acquisition, Laserscope will be dependent upon the efforts and abilities of key personnel that will become employees in connection with the Acquisition. The success of Laserscope after the Acquisition will depend to a large extent upon its ability to attract and to retain key employees and to integrate former employees of HSI and HME. The loss of certain of these people or Laserscope's inability to attract and retain other key employees would have a material adverse effect on the business, financial condition and results of operations of Laserscope.

         Potential Adverse Effect on Price of Common Stock and Laserscope's Ability to Raise Capital upon Release of Lockup Restriction. Laserscope will issue 4,609,345 shares of Laserscope Common Stock to HME in connection with the Acquisition representing an approximately 39.5% ownership interest in Laserscope. HME has agreed not to sell any of such additional shares until after one year from the Closing. Laserscope has agreed to file a "shelf" registration statement with respect to HME's shares of Laserscope Common Stock by the end of such one year period. HME will have the ability, subject to certain restrictions set forth in the Agreement, to sell all or any of its shares of Laserscope Common Stock at any time after such one year period. Any sale of shares by HME would substantially alter the market float for Laserscope's Common Stock and could have an adverse effect on Laserscope's ability to raise capital. In addition, any such sales, especially in large amounts, could adversely affect the market price of Laserscope's Common Stock.

         Fluctuations in Quarterly Operating Results. A number of factors affect the Company's financial results and stock price, especially on a quarterly basis. One such factor is the timing of shipments. The Company's laser products are relatively expensive pieces of medical capital equipment and the precise shipment date of specific units can have a marked effect on the Company's results of operations on a quarterly basis. Any delay in product shipments near the end of a quarter could cause quarterly results to fall short of anticipated levels. Another related factor is the timing of orders. To the extent orders are received by the Company near the end of a quarter, the Company may not be able to fulfill the order during the balance of that same quarter. In addition, the Company typically receives a disproportionate percentage of its orders toward the end of each quarter. To the extent that anticipated orders are not received or are delayed beyond the end of the applicable quarter, the Company's revenues may be adversely affected and the Company's revenues may be unpredictable from quarter to quarter. Further, there can be no assurance that revenue growth or profitability on a quarterly or annual basis will be accomplished.

         Product Liability Risk; Limited Insurance Coverage. Laserscope's development, manufacture and sale of surgical, dermatological and therapeutic laser systems and related surgical instrumentation and disposable supplies and accessories entails significant risk of product liability claims. Laserscope has agreed to indemnify HME and its officers, directors, shareholders and affiliates, insurers, attorneys, successors and assigns, from, among other things, any and all liabilities, losses, damages, claims, costs and expenses not reimbursed by insurance resulting from any product liability claims (whether based on negligence, strict liability or any other legal theory) arising after the Closing and relating to products sold by Laserscope or HSI at any time before or after the Closing. The Company's current product liability insurance covers claims related to products sold by Laserscope and its subsidiaries and affiliated persons, including acquired products sold prior to the Closing by HSI and HME, in an amount up to $10 million (subject to a $100,000 deductible). There can be no assurance that Laserscope's product liability insurance coverage is adequate to protect the Company from any liabilities that it might incur in connection with the development, manufacture and sale of its products or in connection with the Company's indemnification obligations to HME. In addition, product liability insurance is expensive and in the future may not be available to the Company on acceptable terms, or at all. A successful product liability claim or series of claims, or an indemnification claim by HME brought against the Company in excess of its insurance coverage, would have a material adverse effect on the Company's business, financial condition and results of operations.

         Volatility of Stock Price. The market price of the Company's Common Stock may be subject to significant fluctuations. These fluctuations may be due to factors specific to the Company, such as quarterly fluctuations in the Company's financial results, changes in analysts' estimates of future results, changes in investors' perceptions of the Company or the announcement of new or enhanced products by the Company or its competitors as well as announcements relating to acquisitions and strategic transactions by the Company or its competitors, including the Acquisition. In addition, such fluctuations may be due to or exacerbated by general conditions in the medical equipment industry or conditions in the financial markets generally.

                              SELLING SHAREHOLDERS

         The following table shows the Selling Shareholders' names, the number of shares of the Company's Common Stock beneficially owned by the Selling Shareholders as of June 20, 1996, and the number of shares covered by this Prospectus.

                                                          AMOUNT TO BE HELD AFTER
                         NUMBER OF        NUMBER OF             OFFERING(1)
                           SHARES       SHARES COVERED    -----------------------
                        BENEFICIALLY       BY THIS          NUMBER
SELLING SHAREHOLDER       OWNED(2)        PROSPECTUS      OF SHARES    PERCENTAGE(3)
- -------------------     ------------    --------------    ---------    ----------
Thomas Boyd                46,847            1,474          45,373          *
Kevin Candio               28,662            4,308          24,354          *
Tammy Chavez                2,053              496           1,557          *
Tony Coleman                2,344              837           1,507          *
Scott Davenport             9,727              565           9,162          *
Dennis Devincentis            686              145             541          *
Adrian Esteban                669              669               0          *
Susan Friedeberg              799              653             146          *
Steven Griffiths              201              201               0          *
John Haar                     609              174             435          *
Lillian Hadel                 194               81             113          *
Gerald Harrell                818              189             629          *
Marcia Harris                 886              258             628          *
Bonnie Jones               64,516            2,023          62,493          *
Donna Kadow                   566              118             448          *
Denise Kehoe                  327              144             183          *
Silvana Ladewig             1,249              210           1,039          *
Dennis LaLumandiere        42,732            2,546          40,186          *
Debra Lohmeyer              1,999              200           1,799          *
Robert McCormick          336,640           20,599         316,041        4.3%
Robert Myers                2,726            1,160           1,566          *
Brent Nixon                 4,189              499           3,690          *
Rolson Reid                 1,044              414             630          *
Walter Robb                 2,068              171           1,897          *
Joseph Rondinone            1,121              399             722          *
Sara Van Dusen              1,867              463           1,404          *
Michael Whiteside           5,363              251           5,112          *
Richard Wood               37,634            4,074          33,560          *
Cletus York                 1,303              317             986          *
                          -------           ------         -------        ---
      Total               599,839           43,638         556,201        7.3%
                          =======           ======         =======        ===

- -----------------------------

*        Less than 1%.

(1)      Assumes that all shares offered hereby are sold.

(2) Includes with respect to each named person options exercisable within 60 days of June 20, 1996.

(3)      As of June 20, 1996, the Company had 7,099,936 shares outstanding.

                               SALE OF THE SHARES

         The Company will receive no proceeds from this offering. The Shares offered hereby may be sold by the Selling Shareholders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

         The Company agreed to register the Shares under the Securities Act and to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                          DESCRIPTION OF CAPITAL STOCK

         The Company has 52,000,000 shares of authorized capital stock of which 50,000,000 shares have been designated as Common Stock $0.01 par value, and 2,000,000 shares of which have been designated as Preferred Stock, $0.01 par value. The only equity securities currently outstanding are shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable.

         In November 1991, the Company adopted a shareholder rights plan and distributed a dividend of one right to purchase one share of common stock (a "Right") for each outstanding share of Common Stock of the Company. The Rights become exercisable in certain limited circumstances involving a potential business combination transaction of the Company and are initially exercisable at a price of $34 per share. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase for $34 an amount of Common Stock of the Company, or in certain circumstances, securities of the acquirer, having a then current market value of twice the exercise price of the Right. The Rights are redeemable at the Company's option at $0.01 per Right before they become exercisable. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company. The Rights expire on November 20, 2001.

         The Company's Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol LSCP. At June 25, 1996, the Company had approximately 894 holders of record of its Common Stock and 7,102,584 shares outstanding.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025.

                                     EXPERTS

         The consolidated financial statements of Laserscope incorporated in this prospectus by reference from Laserscope's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as stated in their report which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.